EXHIBIT 99.1

Brookfield Asset Management Announces Record $23 billion of Fundraising and Reports Second Quarter 2020 Results

BROOKFIELD, NEWS, Aug. 13, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended June 30, 2020.

Bruce Flatt, CEO of Brookfield, stated, “We had our best fundraising period, ever; with $23 billion of capital added to our franchise, increasing total capital for deployment to $77 billion. Very strong performance in our asset management business and continued resiliency within most of our operations contributed to strong operating results.”

Operating Results

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net (loss) income attributable to shareholders[1]	$(656)	$399	$844	$3,061
Per Brookfield share[1,2]	(0.43)	0.24	0.47	1.95
Funds from operations[1,3]	$1,161	$1,108	$4,075	$4,600
Per Brookfield share[1,2,3]	0.73	0.73	2.59	3.04
Net (loss) income[4]	$(1,493)	$704	$1,744	$5,929

1.     Excludes amounts attributable to non-controlling interests.
2.     2019 per share amounts have been updated to reflect BAM’s three-for-two stock split effective April 1, 2020.
3.     See Basis of Presentation on page 9 and a reconciliation of net (loss) income to FFO on page 6.
4.     Consolidated basis – includes amounts attributable to non-controlling interests.

Most of our operations continued to generate favorable operating profits, driven by their revenues being largely contracted or regulated. Despite that, some of our operating businesses were impacted by the economic shutdown in the second quarter. In addition, we recorded some non-cash revaluations, largely attributed to our real estate portfolio. As a result, we recorded a net loss of $656 million attributable to shareholders, or $0.43 per share. Income of $844 million was recorded over the last twelve months.

Funds from operations (“FFO”) were $1.2 billion for the quarter and $4.1 billion over the last twelve months. Fee-related earnings before performance fees increased by 23% on a quarter-over-quarter basis to $324 million, and 41% over the last twelve months to $1.3 billion. This reflects strong fundraising in our long-term and perpetual private funds, solid performance in our listed partnerships, and the contribution of fee-related earnings from our credit business. Growth in FFO from invested capital deployed over the last twelve months was offset during the quarter by the impact of the short-term shutdowns across certain of our real estate businesses and some of our private equity businesses. This resulted in our operating FFO being in line with the prior year, and we are now seeing recoveries accelerating in many jurisdictions in which we operate. As a result, we expect this to contribute to better results for the second half of 2020.

During the quarter we recognized $473 million of disposition gains in FFO, mainly as a result of a partial sell down of our investment in BEP. The transaction served to increase the public float and liquidity of BEP units, which have experienced strong growth in performance and demand. Today, we remain a 52% owner of the company.

Dividend Declaration

The Board declared a quarterly dividend of US$0.12 per share, payable on September 30, 2020 to shareholders of record as at the close of business on August 31, 2020. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We raised $23 billion of capital in our asset management operations since we last reported, taking our assets under management to approximately $550 billion. This included commitments of $12 billion to our latest distressed debt fund and continued inflows to our perpetual private funds. Total growth in fee-bearing capital over the last twelve months led to a 41% growth in fee-related earnings, before performance fees, over the same period.

The fundraising results highlight the breadth of our product offerings and strength of our existing investor base which have allowed us to raise significant amounts of capital even amidst a global shutdown. Our core, perpetual private funds are experiencing positive fundraising momentum and we have now added a European perpetual core-plus real estate fund that recently closed with €725 million of commitments and has an active pipeline of transactions. Fundraising for the distressed debt fund will continue throughout the year and we expect this fund, by final close, to be one of our largest funds.

As at June 30, 2020 fee-bearing capital was $277 billion, representing an increase of 69% from the prior year. We have an additional $29 billion of capital that is currently committed and will earn fees when deployed, of which $15 billion was raised since we last reported. Our growth in fee-bearing capital over the last twelve months led to an increase in fee-related earnings of 23% in the quarter relative to the same period a year ago, and a 41% increase in earnings for the last twelve months, before performance fees.

Growth in our fee-related earnings is attributable to private fund capital raised in our infrastructure and private equity flagship funds, and across our perpetual private fund strategies, as well as three quarters of fee-related earnings from our credit business. Today, our latest flagship real estate, infrastructure and private equity funds are approximately 50% invested or committed, in aggregate. We expect that we will continue to find excellent places to deploy this capital as the current economic environment begins to stabilize over the coming months and new opportunities are uncovered.

We realized $264 million of net realized carried interest into income over the last twelve months, and our accumulated unrealized carried interest now stands at $2.9 billion.

We realized $16 billion through asset sales across the portfolio over the last twelve months and we remain focused on recycling capital across the business and returning capital to our investors. Over the last twelve months, we have recorded $264 million of net realized carried interest into income, including $31 million during the current quarter. We expect that any planned dispositions and associated realized carried interest initially forecasted to be recognized in the first half of 2020 will be recognized later in 2020 or into 2021. We have no required asset monetizations, and therefore capital recycling initiatives will be done opportunistically on a value basis. For the last twelve-month period, we generated $187 million of carried interest, before the impact of foreign exchange or costs.

Annualized fee revenues and target carried interest now stand at a run-rate of $5.6 billion.

Annualized fee revenues and annualized fee-related earnings are now $2.8 billion and $1.3 billion, respectively. Gross target carried interest stands at $2.8 billion, or $1.6 billion net of costs, at our share. Growth in both our annualized fee-related earnings and target carried interest is attributable to private fund capital raised in our infrastructure and private equity flagship funds, and across our perpetual private fund strategies, as well as the contribution from our investment in our credit franchise.

We generated over $2.6 billion of cash available for distribution and/or reinvestment (“CAFDR”) over the last twelve months, and as at June 30, 2020, we had $66 billion of available liquidity to deploy into new investments.

Excluding realized carried interest and performance fees, CAFDR increased 13% over the prior year period, representing the strength and resiliency of the cash flow streams of our business, even in times of market and economic volatility. Today, we continue to generate over $2.4 billion of annualized CAFDR, before accounting for any carried interest.

Today, we have $77 billion of total deployable capital, including $16 billion of cash, financial assets and undrawn lines of credit in BAM and our affiliates and $61 billion of uncalled fund commitments available for new transactions. The increase in core liquidity since the prior quarter includes raising approximately $1.3 billion of long-term financing across BAM and the public affiliates as well as $2 billion of increased credit facility capacity to be used for new investment opportunities.

We expect in the coming months, as government aid tapers and companies will increasingly be in need of capital, there will be many opportunities for us to invest across all our pools of capital, including control investments within our flagship funds, non-control investments within our Special Investments program capital, and distressed debt opportunities, within the latest flagship fund.

We invested $9 billion during the current quarter.

During the quarter, we have invested $5 billion across our credit funds, and over $1 billion into certain public toehold positions, and approximately $250 million in convertible preferred shares in a propane distribution company, within our Brookfield Special Investments program, which already has a strong pipeline of investments.

Subsequent to quarter-end, we announced a commitment, along with other institutional partners, to purchase up to $1 billion units and shares of Brookfield Property Partners. We view that we are buying at a fraction of the underlying value of the business, even in the most draconian scenario.

Lastly, in late July, we completed the previously announced privatization of TerraForm Power and the concurrent spin out of Brookfield Renewable Corporation (“BEPC”) – shares of Brookfield Renewable that are economically equivalent to existing BEP units. We are pleased with the tremendous success of the BIPC spin-out completed earlier this year within Brookfield Infrastructure, and look forward to the greater flexibility for investors to participate in our high-quality renewable power portfolio through BEPC.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		June 30		December 31
		2020		2019
Assets
Cash and cash equivalents		$9,523		$6,778
Other financial assets		14,353		12,468
Accounts receivable and other		17,682		21,971
Inventory		10,212		10,272
Equity accounted investments		39,213		40,698
Investment properties		96,887		96,686
Property, plant and equipment		86,067		89,264
Intangible assets		25,117		27,710
Goodwill		13,816		14,550
Deferred income tax assets		3,565		3,572
Total Assets		$316,435		$323,969

Liabilities and Equity
Corporate borrowings		$8,051		$7,083

Accounts payable and other		42,408		44,767
Non-recourse borrowings in entities that we manage		136,362		136,292
Subsidiary equity obligations		4,201		4,132
Deferred income tax liabilities		14,347		14,849

Equity
Preferred equity	$4,145		$4,145
Non-controlling interests in net assets	78,996		81,833
Common equity	27,925	111,066	30,868	116,846
Total Liabilities and Equity		$316,435		$323,969

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2020	2019	2020	2019
Revenues	$12,829	$16,924	$29,415	$32,132
Direct costs	(9,446)	(13,385)	(22,155)	(24,970)
Other income and gains	29	889	270	921
Equity accounted (loss) income	(631)	1,003	(843)	1,347
Expenses
Interest	(1,715)	(1,833)	(3,567)	(3,449)
Corporate costs	(25)	(23)	(49)	(49)
Fair value changes	(1,153)	(1,398)	(1,567)	(1,229)
Depreciation and amortization	(1,376)	(1,234)	(2,785)	(2,268)
Income tax	(5)	(239)	(369)	(475)
Net (loss) income	$(1,493)	$704	$(1,650)	$1,960

Net (loss) income attributable to:
Brookfield shareholders	$(656)	$399	$(949)	$1,014
Non-controlling interests	(837)	305	(701)	946
	$(1,493)	$704	$(1,650)	$1,960

Net (loss) income per share[1]
Diluted	$(0.43)	$0.24	$(0.63)	$0.63
Basic	(0.43)	0.25	(0.63)	0.64

1.      Adjusted to reflect the three-for-two stock split effective April 1, 2020.

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET (LOSS) INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net (loss) income	$(1,493)	$704	$1,744	$5,929
Realized disposition gains in fair value changes or prior periods	469	7	944	1,169
Non-controlling interests	(1,501)	(1,863)	(7,178)	(6,724)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	1,253	(379)	2,462	540
Fair value changes	1,153	1,398	1,169	840
Depreciation and amortization	1,376	1,234	5,393	4,028
Deferred income taxes	(96)	7	(459)	(1,182)
Funds from operations[1,2]	$1,161	$1,108	$4,075	$4,600

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Asset management	$355	$400	$1,609	$1,436
Real estate	89	316	927	1,707
Renewable power	566	69	742	385
Infrastructure	84	62	429	431
Private equity	137	326	645	960
Residential	(11)	18	109	64
Corporate	(59)	(83)	(386)	(383)
Funds from operations[1,2]	$1,161	$1,108	$4,075	$4,600

Per share[3,4]	$0.73	$0.73	$2.59	$3.04

1.      Non-IFRS measure – see Basis of Presentation on page 9.
2.      Excludes amounts attributable to non-controlling interests.
3.      Adjusted to reflect the three-for-two stock split effective April 1, 2020.
4.      Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Net (loss) income	$(1,493)	$704	$1,744	$5,929
Non-controlling interests	837	(305)	(900)	(2,868)
Net (loss) income attributable to shareholders	(656)	399	844	3,061
Preferred share dividends	(36)	(38)	(148)	(150)
Dilutive effect of conversion of subsidiary preferred shares	49	(5)	12	(56)
Net (loss) income available to common shareholders	$(643)	$356	$708	$2,855

Weighted average shares[1]	1,512.1	1,433.3	1,487.7	1,433.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1,2]	—	34.1	29.4	29.1
Shares and share equivalents[1]	1,512.1	1,467.4	1,517.1	1,462.9

Diluted earnings per share[1,3]	$(0.43)	$0.24	$0.47	$1.95

1.      Adjusted to reflect the three-for-two stock split effective April 1, 2020.
2.      Includes management share option plan and escrowed stock plan.
3.      Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2020	2019	2020	2019
Fee-related earnings[1], excluding performance fees	$279	$263	$1,233	$954
Our share of Oaktree’s distributable earnings	58	—	155	—
Distributions from investments	443	400	1,580	1,703
Other invested capital earnings
Corporate interest expense	(95)	(86)	(359)	(338)
Corporate costs and taxes	(39)	(36)	(138)	(157)
Other wholly owned investments	(35)	(30)	(48)	3
	(169)	(152)	(545)	(492)
Preferred share dividends	(36)	(38)	(148)	(150)
Add back: equity-based compensation	21	22	90	84
Cash available for distribution and/or reinvestment before carried interest and performance fees	596	495	2,365	2,099
Realized carried interest, net, excluding Oaktree[1,2]	9	137	203	388
Performance fees	—	—	—	94
Cash available for distribution and/or reinvestment	$605	$632	$2,568	$2,581

1.      Excludes our share of Oaktree’s fee-related earnings and carried interest.
2.      Non-IFRS measure – see Basis of Presentation on page 9.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended June 30, 2020, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended June 30, 2020, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2020 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 2698259) at approximately 10:50 a.m. EST. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/go/bamQ2-2020. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight August 20, 2020. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 2698259).

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $550 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Cash available for distribution and/or reinvestment, which is referring to the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate Activities FFO, equity-based compensation and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this News Release include statements referring to the future state of the economy or the securities market and expected future deployment of capital, dispositions and associated realized carried interest, as well as statements regarding the results of future fundraising efforts.

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, including the ongoing and developing COVID-19 pandemic and the global economic shutdown, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and the related global economic shutdown; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; and (xxiv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.